CENTRAL PARK ADVISERS, LLC
805 Third Avenue
New York, New York 10022

SELECT eQUITY GROUP, L.P.
380 Lafayette Street
New York, New York 10003

August 21, 2020

CPG Cooper Square International Equity, LLC
805 Third Avenue
New York, New York 10022

Re:     Expense Limitation and Reimbursement Agreement (the "Agreement")

Ladies and Gentlemen:

Each of Central Park Advisers, LLC (the "Investment Adviser") and Select Equity Group, L.P. (the "Sub-Investment Adviser" and, together with the Investment Adviser, the "Advisers"), intending to be legally bound, hereby confirms its agreement as follows in respect of CPG Cooper Square International Equity, LLC (the "Fund"):

The Advisers hereby agree, jointly and severally, to limit the amount of Specified Expenses (as defined below) borne by the Fund to an amount not to exceed 0.60% per annum of the Fund's net assets (the "Expense Cap"). Specified Expenses means all expenses incurred by the Fund, except for: (i) the management fee paid to the Investment Adviser; (ii) the incentive fee paid to the Sub-Investment Adviser; (iii) any distribution or servicing fee paid with respect to certain classes of Units, including the distribution and servicing fee paid by the Fund to Foreside Fund Services, LLC, the Fund's distributor; (iv) brokerage costs; (v) certain transaction-related expenses, including those incurred in connection with effecting short sales; (vi) interest payments; (vii) fees and expenses incurred in connection with a credit facility, if any, obtained by the Fund; (viii) taxes; and (ix) extraordinary expenses (as determined in the sole discretion of the Investment Adviser).

To the extent that Specified Expenses for a month exceed the Expense Cap, the Advisers will reimburse the Fund for expenses to the extent necessary to eliminate such excess (the "Expense Cap Payment"). To the extent that the Advisers bear Specified Expenses, they are permitted to receive reimbursement for any expense amounts previously paid or borne by the Advisers, for a period not to exceed three years from the date on which such expenses were paid or borne by the Advisers, even if such reimbursement occurs after the term of this Agreement, provided that the Specified Expenses have fallen to a level below the Expense Cap and the reimbursement amount does not raise the level of Specified Expenses in the month the reimbursement is being made to a level that exceeds the Expense Cap (the "Expense Cap Reimbursement").

The Advisers' agreement to limit the amount of Specified Expenses, as described above, is entered into for a one-year term beginning on the initial closing date for subscriptions of Units and ending on the one year anniversary thereof. The proportion of the Expense Cap Payment to be paid by each of the Investment Adviser and the Sub-Investment Adviser, and the proportion of the Expense Cap

Reimbursement each of the Investment Adviser and the Sub-Investment Adviser shall be entitled to, shall be as mutually agreed in writing between the Adviser and the Sub-Adviser from time to time.

Very truly yours,

Central Park Advisers, LLC

By:
Name:
Title:

Select Equity Group, L.P.

By:
Name:
Title:

Accepted and Agreed:

CPG Cooper Square International Equity, LLC

By:
Name:
Title: